UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

UNWIRED PLANET, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

91531F103

(CUSIP Number)

Hank Brier

General Counsel

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM700

San Francisco, California 94129

(415) 680-1180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 91531F103

1.	NAMES OF REPORTING PERSONS Indaba Capital Management, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IA

SCHEDULE 13D/A

CUSIP No. 91531F103

1.	NAMES OF REPORTING PERSONS Indaba Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 91531F103

1.	NAMES OF REPORTING PERSONS IC GP, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 91531F103

1.	NAMES OF REPORTING PERSONS Indaba Capital Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 91531F103

1.	NAMES OF REPORTING PERSONS Derek C. Schrier
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 91531F103

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned on July 8, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on September 17, 2013 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on September 24, 2014 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on May 22, 2015 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on June 1, 2015 (“Amendment No. 4”) and Amendment No. 5 to the Schedule 13D filed on July 31, 2015 (“Amendment No. 5”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 6 have the meanings provided in the previously filed statement on Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The responses to Items 3, 5 and 6 of the previously filed statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, are incorporated herein by reference.

The shares of Common Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

Pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) between the Fund and certain funds managed by MAST Capital Management, LLC (collectively, the “Buyer”), dated as of August 14, 2015, the Fund agreed to sell and the Buyer agreed to purchase, subject to the satisfaction of or waiver of certain conditions, 6,568,780 shares of Common Stock held by the Fund at a price per share equal to $1.0000. Pursuant to the Purchase Agreement and the Director Designation Right Assignment Agreement, dated as of August 14, 2015, by and among the Fund and the Buyer (the “Assignment Agreement”), the Fund agreed to sell and assign to the Buyer, and the Buyer agreed to purchase and assume from the Fund, the right, pursuant to Section 7(b)(2) of the Securities Purchase Agreement between the Issuer and the Fund, dated June 28, 2013 (the “Securities Purchase Agreement”), to designate one (1) additional member to the Issuer’s Board of Directors (the “Designated Director”), provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors (the right to designate the Designated Director, the “Board Designation Right”).

The consummation of the assignment and assumption of the Board Designation Right was subject to the Issuer indicating its consent and acceptance of such assignment and assumption in writing and the satisfaction of or waiver of the same conditions precedent to the consummation of the other transaction set forth in the Purchase Agreement. On August 14, 2015, the Issuer indicated its consent and acceptance of the assignment and assumption of the Board Designation Right by execution of a letter agreement, dated August 14, 2015, between the Issuer, the Fund and the Buyer (the “Letter Agreement”). All material conditions precedent to the transactions set forth in the Purchase Agreement have been satisfied. The assignment and assumption of the Board Designation Right shall be effective at such time as the other transaction set forth in the Purchase Agreement is consummated.

Copies of the Purchase Agreement, the Assignment Agreement and the Letter Agreement are attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference, and the preceding summaries are qualified in their entirety by reference to the full texts of the respective agreements. A copy of the Securities Purchase Agreement was previously filed as Exhibit 2 to the original Schedule 13D filed by the reporting persons on July 8, 2013, and is incorporated herein by reference, and the preceding summary of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement. This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

SCHEDULE 13D/A

CUSIP No. 91531F103

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) are each hereby amended and restated to read as follows:

(a), (b) Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act: (i) the Fund may be deemed to beneficially own zero shares of Common Stock, representing approximately 0% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own zero shares of Common Stock, representing approximately 0% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own zero shares of Common Stock, representing approximately 0% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of the Investment Manager, IC GP may be deemed to beneficially own zero shares of Common Stock, representing approximately 0% of the Common Stock outstanding; and (v) in his capacity as the sole Managing Member of IC GP and the sole Senior Managing Member of the General Partner, the Senior Managing Member may be deemed to beneficially own zero shares of Common Stock, representing approximately 0% of the Common Stock outstanding.

(c) The Reporting Persons entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A. Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were affected within the past sixty days.

(e) As of August 14, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The responses to Items 3, 4 and 5 of the previously filed statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 are incorporated herein by reference.

The disclosure regarding the Purchase Agreement, the Assignment Agreement and the Letter Agreement contained in Item 4 is incorporated herein by reference.

Copies of the Purchase Agreement, the Assignment Agreement and the Letter Agreement are attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

SCHEDULE 13D/A

CUSIP No. 91531F103

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Securities Purchase Agreement, dated as of August 14, 2015, by and among (i) the funds managed by MAST Capital Management, LLC (“MAST”) identified on Annex A thereto, (ii) solely with respect to certain representations, warranties and agreements thereof, MAST, (iii) Indaba Capital Fund, L.P. and (iv) solely with respect to certain representations, warranties and agreements thereof, Indaba Capital Management, L.P.

Exhibit 2:	Director Designation Right Assignment Agreement, dated as of August 14, 2015, by and among Indaba Capital Fund, L.P. and the funds managed by MAST Capital Management, LLC identified on Annex A thereto.

Exhibit 3:	Letter Agreement, dated August 14, 2015, by and among Unwired Planet, Inc., Indaba Capital Fund, L.P. and the funds managed by MAST Capital Management, LLC identified on Annex A thereto.

SCHEDULE 13D/A

CUSIP No. 91531F103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2015

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
	Name:	Hank Brier
	Title:	General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
	Name:	Hank Brier
	Title:	General Counsel

IC GP, LLC

By:	/s/ Hank Brier
	Name:	Hank Brier
	Title:	General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
	Name:	Hank Brier
	Title:	General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

SCHEDULE 13D/A

CUSIP No. 91531F103

SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Common Stock. The following transaction was effected for the account of Indaba Capital Fund, L.P. (the “Fund”). The following transaction that occurred on August 14, 2015 was effected pursuant to a securities purchase agreement entered into between the Fund and certain funds managed by MAST Capital Management, LLC.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
08/14/15	Sale	(6,568,780)	$1.0000